November 4, 2010

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	China Skyrise Digital Service, Inc.
Form 10-K for the Year Ended December 31, 2009
File No. 333-139940

Dear Ms. Collins:

On behalf of China Skyrise Digital Service, Inc. (the “Company,” “we,” or “our”), we hereby submit the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on October 13, 2010, with respect to our Form 10-K for the Year Ended December 31, 2009 (the “10-K”). We intend to file an Amendment No. 1 to the 10-K (the “10-K/A”) with the Commission, as necessary, as soon as we determine which of the Staff's comments will need to be addressed in such amendments.

We understand and agree that:

a.

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.

the Company's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff's comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Kathleen Collins
Accounting Branch Chief
November 4, 2010

Form 10-K for the Year Ended December 31, 2009

Item 9(A)T. Controls and Procedures, page 37

1.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and if you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

  the name and address of the accounting firm or organization;

  the qualifications of their employees who perform the services for your company;

  how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

  how many hours they spent last year performing these services for you; and

  the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

  why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

  how many hours they spent last year performing these services for you; and

  the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

  Do you have an audit committee financial expert?

We note from your disclosures on page 39 that you do not have an audit committee or an audit committee financial expert serving on the audit committee and that your entire board of directors currently is responsible for the functions that would otherwise be handled by an audit committee. Please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Kathleen Collins
Accounting Branch Chief
November 4, 2010

RESPONSE: We do not retain an accounting firm or other similar organization to prepare our financial statements or evaluate your internal control over financial reporting. We also do not retain individuals who are not our employees and are not employed by an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.

Our Chief Financial Officer is responsible for the preparation of our financial statements and for the evaluation of the effectiveness of our internal control over financial reporting. She has more than 6 year's experience in accounting and finance and holds a bachelor's degree in Accounting from Taiyuan Technology Institute. She has served as the Company's Chief Financial Officer since September 2009, and has served in this capacity for our operating subsidiary since 2007. She has gained knowledge of U.S. GAAP through independent self study using the US GAAP 2010 reference book, U.S. GAAP and SOX compliance tool kits, and other internet resources. Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company's internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment we determined that, as of December 31, 2009, our internal control over financial reporting is effective at the reasonable assurance level based on those criteria.

We confirm that our board of directors has not established an audit committee and that our entire board of directors currently is responsible for the functions that would otherwise be handled by an audit committee. Although none of our directors qualifies as an audit committee financial expert, our Chairman and Chief Executive Officer holds an MBA from the City University of Hong Kong and has gained knowledge of U.S. GAAP through self study using the US GAAP 2010 reference book, U.S. GAAP and SOX compliance tool kits, and other internet resources. We believe that our Chairman and the other members of our board of directors together have the necessary knowledge and sophistication to assess our internal over financial reporting.

2.	We note your response to prior comment 3 where you indicate that your clients require the company to make one-off specified services instead of period maintenance services and therefore, you have determined that revenue recognition upon shipment is more appropriate than over the life of the maintenance agreements. Explain further what you mean by “one-off specified services.” Also, you have previously stated that maintenance services include (a) fault checking, (b) system upgrades and (c) accident response. Please describe the exact nature of each of these services and explain further how you determined that these services are more akin to a limited warranty obligation versus maintenance services.

Kathleen Collins
Accounting Branch Chief
November 4, 2010

RESPONSE: The Company sells security systems with hardware and software, as a package. The hardware and software are not mutually exclusive – the software would not work on other hardware (without significant modification) and the hardware would not work without the software. So, these are considered one unit of accounting and are tracked that way in our records. Along with the sale of the security system, the Company also offers a two-year free maintenance package. The Company has considered the need to allocate a portion of the sales revenue to the maintenance package; however, based on historical operations, the amount of maintenance costs is minimal and immaterial (less than $1,000 per year). Therefore, the Company has determined that there should be no deferral of revenue from the sale of its security systems.

Accordingly, the Company's revenue recognition policy is to record revenue when the security system ships (delivery), and not when it reaches the customer. On occasion, the Company sells and installs the security system. For these transactions, delivery is considered to have occurred after installation.

The Company does have revenue from repairs and maintenance outside of the sale of its security systems (either beyond the 2-year free maintenance period, or to other customers). In these instances, revenue is recorded when the service is provided. However, the amount of revenue related to repairs and maintenance is not material to our financial statement presentation, and therefore, we have not considered this a separate segment.

We do not go into detail here regarding fault checking, system upgrades, or accident response as, in total, the amount of revenue we receive from these services is not material to our financial statements.

3.	In addition, your response to prior comment 2 provides proposed disclosures regarding maintenance services included in multiple element arrangements that you intend to include in future filings. While your revised policy appears to comply with the guidance in ASC 605-25, it does not appear to support your current accounting as you have described throughout your various responses. Tell us whether you have revised your accounting for sales of digital residential safety and video surveillance solutions that include two years of initial maintenance service. If so, tell us how you are accounting for this change (i.e. correction of an error, change in accounting policy, etc.) and why. If you have not revised your accounting for such sales, then tell us how your proposed disclosures support your accounting.

RESPONSE: See our response to Comment 2 above. Maintenance service revenue is not material.

Please tell us whether the timing of your revenue recognition as indicated in your response to prior comment 4 differs from that as disclosed in Note 2.6. In this regard, your current disclosures indicate that revenue is recognized at the time of shipment while your response indicates that revenue is recognized upon delivery after the customer has successfully tested and accepted the product. If these policies are basically the same, then tell us how long after shipment it typically takes to install and test your products. Also, revise your disclosures in future filings to indicate, if true, that revenue is recognized as indicated in your response (i.e. after the products have been delivered, successfully tested and accepted by the customer at which time the risk of loss and title to the products passes to the customer).

Kathleen Collins
Accounting Branch Chief
November 4, 2010

RESPONSE: Please see our response to Comment 2 above.

4.	We note your response to our prior comment 5 and your proposed disclosures regarding your revenue recognition policy as it relates to customized software arrangements and system integration services. Tell us how significant these arrangements have been to your historical operations. In this regard, the purpose of our prior comment was to clarify whether customized software arrangements were material to your operations as it was not clear from your previous responses. Based on your current response it appears that your June 15, 2010 response letter (comment 6) included sales of your software products that did not require significant customization or modification. Please confirm and to the extent that revenues from your customized software products and system integration service arrangements have historically been immaterial, tell us why you believe the proposed disclosures are necessary. Also, tell us how you intend to revise the disclosures in your business section to more clearly describe your software arrangements as your current disclosures on page 6 imply that these arrangements include significant customization services.

RESPONSE: We do not sell customized software arrangements and have amended our disclosure accordingly.

5.	To the extent that you sell software products that do not require significant production, modification or customization of the software, then provide your proposed disclosures regarding your revenue recognition policy for such sales. Also, if you provide any post customer support services with your standard software sales then please ensure your proposed disclosures includes a discussion of how you account for such services.

RESPONSE: Please see our response to Comment 2 above.

***

Kathleen Collins
Accounting Branch Chief
November 4, 2010

If you would like to discuss our response, the Amendment or any other matters regarding the Company, please contact Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Very truly yours,

CHINA SKYRISE DIGITAL SERVICE INC.

By:/s/ Mingchun Zhou
Mingchun Zhou
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq. Dawn Bernd-Schulz, Esq.